UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-20251

CUSIP NUMBER

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Crescent Banking Company
Full Name of Registrant

Former Name if Applicable

7 Caring Way
Address of Principal Executive Office (Street and Number)

Jasper, Georgia 30143
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Crescent Banking Company (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (the “Form 10-Q”) by the prescribed due date without unreasonable effort or expense because the Company requires additional time to complete the preparation of, and the Company’s independent registered public accountants, Dixon Hughes PLLC, will require additional time to complete their review of, the Company’s financial statements for the quarter ended June 30, 2009. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company expects to file its Form 10-Q no later than the fifth calendar day following the prescribed due date, or August 19, 2009.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

J. Donald Boggus, Jr., President and Chief Executive Officer	(678)	454-2266
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Since June 30, 2008, there have been a number of important developments which have had a significant impact on the Company’s financial condition and results of operations for the fiscal quarter ending June 30, 2009. These developments include, without limitation, the following:

•

The Company has experienced substantial deterioration in the asset quality of its loan portfolio, which has resulted in a significant increase in the level of non-performing assets and the corresponding allowance for loan losses compared to the fiscal quarter ended June 30, 2008. The Company anticipates that its non-performing assets will total approximately $87.0 million at June 30, 2009, as compared to approximately $34.6 million at June 30, 2008. The Company’s allowance for loan losses totaled approximately $25.1 at June 30, 2009, as compared to approximately $12.3 million at June 30, 2008; and

•

The Company expects to incur a substantial net loss for the quarter ended June 30, 2009 compared to the quarter ended June 30, 2008, primarily as the result of a decrease in net interest income and an increase in noninterest expenses. The Company anticipates that its pre-tax net loss will total approximately $8.9 million and $14.9 million for the three and six months ended June 30, 2009, respectively, as compared to pre-tax net loss of approximately $(6.7) million and $(9.9) million for the three and six months ended June 30, 2008.

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements in this Form 12b-25 may constitute “forward-looking statements” for purposes of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as such may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify forward-looking statements through our use of words such as “may,” “could,” “should,” “would,” “believe,” “intend,” “continue,” “hopeful” and other similar words and expressions of the future. Such forward-looking statements include, without limitation, statements about the Company’s year-end financial statements.

These forward-looking statements are based upon information presently available to the Company’s management and are inherently subjective, uncertain and subject to change, due to any number of risks and uncertainties, including, without limitation, the risks and factors discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 and Quarterly Report for the quarter ended March 31, 2009 under the captions “Special Cautionary Notice Regarding Forward-Looking Statements,” “Risk Factors,” and otherwise in the Company’s reports and filings that it makes with the Securities and Exchange Commission.

You should not place undue reliance on any forward-looking statements, since those statements speak only as of the date that they are made. The Company has no obligation and does not undertake to publicly update, revise or correct any of the forward-looking statements after the date of this Report or after the respective dates on which such statements otherwise are made, whether as a result of new information, future events or otherwise, except as otherwise may be required by law.

Crescent Banking Company
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 14, 2009	By:	/s/ J. Donald Boggus, Jr.
J. Donald Boggus, Jr., President and Chief Executive Officer